UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                           TENNEY ENGINEERING, INC.
                               (Name of Issuer)

                    Common Stock, Par Value $.01 per share
                        (Title of Class of Securities)

                                   880625-10-8
                                   880625-20-7
                               (CUSIP Numbers)

                                 Martin Pelman
                         c/o TENNEY ENGINEERING, INC.
          1090 Springfield Road, Union, NJ 07083 Tel. 908-686-7870
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 May 18, 1998
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box.  (

Check the following box if a fee is being paid with the statement.
(
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                               Page 1 of 4 Pages

CUSIP Nos. 880625-10-8             SCHEDULE 13D   Page 2 of 4 Pages
           880625-20-7


 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert S. Schiffman ####-##-####

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)    (

                  (b)    (

 3.  SEC USE ONLY

 4.  SOURCE OF FUNDS*

 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO         ITEMS 2(d) or 2(e)

 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

 NUMBER OF              7.  SOLE VOTING POWER
   SHARES                         538,395 Series A Common Stock
                                  454,606 Series B Common Stock
BENEFICIALLY            8.  SHARED VOTING POWER
  OWNED BY                          2,914 Series A Common Stock
                                    2,914 Series B Common Stock
    EACH                9.  SOLE DISPOSITIVE POWER
  REPORTING                       538,395 Series A Common Stock
                                  454,606 Series B Common Stock
   PERSON              10.  SHARED DISPOSITIVE POWER
    WITH                            2,914 Series A Common Stock
                                    2,914 Series B Common Stock


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           541,309 Series A Common Stock
           457,520 Series B Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.2% Series A Common Stock
           12.3% Series B Common Stock

14.  TYPE OF REPORTING PERSON*
           IN





                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP Nos. 880625-10-8             SCHEDULE 13D   Page 3 of 4 Pages
           880625-20-7

Item 1.  Security and Issuer.

     Series A and Series B Common Stock of Tenney Engineering, Inc. ("Tenney"), 1090 Springfield Road, Union, New Jersey 07083.

Item 2.  Identity and Background.

     The reporting person is Robert S. Schiffman, a United States citizen, whose business address is c/o Tenney Engineering, Inc., 1090 Springfield Road, Union, New Jersey 07083. Mr. Schiffman's principal occupation is Chairman, President and Chief Executive Officer of Tenney. Mr. Schiffman has had no involvement in any judicial or administrative proceeding of a type required to be disclosed hereunder.

Item 3.  Source and Amount of Funds or Other Consideration.

                         Not applicable.

Item 4.  Purpose of Transaction.

                         Not applicable.

Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the reporting person owns an aggregate of 423,395 shares of Series A and 339,606 Series B Tenney Common Stock as to which he has sole voting and dispositive power. In addition, the reporting person shares voting and dispositive power with respect to 2,914 shares of Series A and 2,914 shares of Series B Tenney Common Stock registered in the name of his wife.

     Effective May 18, 1998, the reporting person exercised an Incentive Stock Option to purchase 65,000 units, each unit consisting of one share of Series A Common Stock and one share of Series B Common Stock, at a price of $0.257812 per unit. Payment for such exercise was made by the surrender of 83,789 shares of Series B Common Stock of the Company.

     The aggregate number of shares owned by the reporting person and his wife and subject to option is 541,309 Series A Common Stock and 457,520 Series B Common Stock, and represents approximately 14.2% of Series A Common Stock outstanding and 12.3% of Series B Common Stock outstanding.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    Not applicable.




CUSIP No. 880625-10-8              SCHEDULE 13D  Page 4 of 4 Pages
          880625-20-7


Item 7.  Material to be filed as Exhibits.

                    Not applicable.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





s/Robert S. Schiffman
Signature

Robert S. Schiffman                            Date:  June 3, 1998
Name